Dorsey & Whitney LLP Letterhead
June 22, 2010
Mr. Daniel Morris
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington D.C., 20549
Re:	ATS Medical, Inc. Preliminary Proxy Statement on Schedule 14A, filed May 25, 2010 File No. 000-18602
Dear Mr. Morris:
     On behalf of ATS Medical, Inc. (the “Company”), this letter responds to the comments received by the Company from you on behalf of the staff of the Division of Corporation Finance (“the "Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated June 14, 2010 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed by the Company on May 25, 2010 (the “Preliminary Proxy Statement”). Concurrently herewith, the Company is filing with the Commission a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The changes made in the Revised Preliminary Proxy Statement are principally in response to the Staff’s comments as set forth in the Comment Letter, and to update the disclosure to reflect information that has changed since the filing of the Preliminary Proxy Statement. To facilitate the Staff’s review, the Company is also transmitting to the Commission a hard copy of the Revised Preliminary Proxy Statement, both in clean and marked form to show changes made since the filing of the Preliminary Proxy Statement.
     For ease of reference in this letter, the comments contained in the Comment Letter appear directly above each Company response.
Background to the Merger, page 12
     1. Staff Comment: “Please revise here, under Bridge Financing on page 48 and elsewhere as appropriate, to disclose, and provide additional detail regarding the negotiation of, the terms of the bridge financing. We note that you state on page 29 that the bridge financing was integral to the overall merger transaction; however, you have provided limited information regarding the financing, its significance to the merger transaction, and why its terms were preferable to those of the Skokos loan commitment. Please note that your revisions should also discuss the effect on the bridge financing if the merger is terminated, including any warrants or other securities that may be issued in connection with such termination.”

Securities and Exchange Commission
June 22, 2010

     Company Response: We note the Staff’s comment and have supplemented the disclosure regarding the terms of the bridge financing which appears on pages 13, 15, 16, 29 and 48 of the Preliminary Proxy Statement to provide additional detail regarding the negotiation and terms of the bridge financing, including its significance to the merger transaction and why its terms were preferable to those of the Skokos loan commitment referred to in the Preliminary Proxy Statement, and to address the effect of the bridge financing in the event the merger agreement is terminated. The revised disclosure appears on pages 16, 17, 31 and 53 of the Revised Preliminary Proxy Statement in the sections titled “The Merger—Background to the Merger,” “The Merger—Interests of our Directors and Executive Officers in the Merger—Expiration of Skokos Commitment Letter,” and “The Merger Agreement—Bridge Financing.”
Class Action Suits Relating to the Merger, page 34
     2. Staff Comment: “Please confirm, if true, that you have disclosed all material litigation related to the merger. Alternatively, please revise to disclose.”
     Company Response: We note the Staff’s comment. As of the filing date of the Revised Preliminary Proxy Statement, the Company had received notice that a total of six class action complaints have been filed relating to the proposed merger. Three of those complaints were described in the Preliminary Proxy Statement and all six of these complaints are described in the Revised Preliminary Proxy Statement, beginning on page 37 of the Revised Preliminary Proxy Statement. Accordingly, the Company confirms to you that it has described in the Revised Preliminary Proxy Statement all material litigation relating to the merger of which its representatives are aware as of the filing date of the Revised Preliminary Proxy Statement.
Effect on Capital Stock, page 36
Common Stock, page 36
     3. Staff Comment: “We note that the merger consideration is subject to decrease. Please revise to expand your disclosure regarding the circumstances under which the merger consideration may be decreased. For example, you should, among other things:
•	clarify whether $22,400,000 and $348,650,883 represent, respectively, the current amount of the 2025 Notes and the merger consideration calculated at $4.00 per share;

•	disclose the agreed–upon amount which third party expenses must exceed in order to trigger a reduction in the merger consideration;

•	disclose the likelihood of exceeding the cap on third party expenses (described in the immediately preceding bullet) or otherwise triggering a reduction in the merger consideration payable; and

•	disclose how the amount of any reduction would be calculated and the minimum and maximum amounts, if estimable, by which stockholders may reasonably expect the consideration to decrease.

Securities and Exchange Commission
June 22, 2010

Note that the bullets above are not intended as an exhaustive list of items to be addressed in your revision. Instead, your disclosure should be expanded as necessary so that investors fully understand the factors, and relevant formulas, that may cause the consideration they receive for their shares to be less than $4.00 per share.”
     Company Response: We acknowledge the Staff’s comment and note that the disclosure appearing on pages 12 and 36 of the Preliminary Proxy Statement under the headings “The Merger—Merger Consideration” and “The Merger Agreement—Effect on Capital Stock—Common Stock” discusses the circumstances under which the merger consideration may be decreased and how the amount of any such decrease would be calculated. As requested, the Company has expanded the existing disclosure, which appears on pages 12,13, 39 and 40 of the Revised Preliminary Proxy Statement, to address the Staff’s comments. Specifically, the revised disclosure discloses and/or clarifies (i) that all of the Company’s outstanding 2025 Notes (in the aggregate principal amount of $22,400,000) were redeemed on June 10, 2010, (ii) that the dollar amount of $348,650,883 referred to on pages 12 and 36 of the Preliminary Proxy Statement represents the aggregate merger consideration estimated by the parties to have been payable as of the date of the merger agreement, calculated at $4.00 per share, (iii) that in order to trigger a potential reduction in the merger consideration per share, the Company must incur more than $7,800,000 in third party expenses in connection with the merger (plus any amounts incurred by the Company as a result of additional requests for information under certain antitrust laws), (iv) that the Company does not believe it is likely, absent unforeseen circumstances, that the afore-mentioned cap on third party expenses will be exceeded or that a decrease in the merger consideration per share will be triggered, and (v) how the amount of any decrease in the merger consideration per share would be calculated.
     4. Staff Comment: “With regard to the preceding comment, please revise the letter to your shareholders to disclose the possibility of a decrease in the merger consideration. In addition, please revise the summary to provide additional detail regarding the possibility that the merger consideration may be less than $4.00 per share. Make other appropriate revisions throughout the registration statement as appropriate.”
     Company Response: We acknowledge the Staff’s comment and note that the Company’s letter to shareholders discloses that the merger consideration per share is subject to adjustment in certain circumstances, and that the answer to the third question in the section titled “Questions and Answers about the Merger and the Special Meeting” on pages (iii) — (iv) of the Preliminary Proxy Statement explains that the merger consideration per share is subject to decrease under the limited circumstances described in the section titled “The Merger Agreement—Effect on Capital Stock,” and creates the defined term “merger consideration” to refer to the amount of consideration to be paid per share, subject to any such decrease. In addition, as noted in our response to the Staff’s Comment 3 above, we note that the disclosure appearing on pages 12 and 36 of the Preliminary Proxy Statement under the headings “The Merger—Merger Consideration” and “The Merger Agreement—Effect on Capital Stock—Common Stock” discusses the circumstances under which the merger consideration per share may be decreased, and that the disclosure appearing on page 36 also creates the defined term

Securities and Exchange Commission
June 22, 2010

“merger consideration” to refer to the amount of consideration to be paid per share, subject to any such decrease.
     As requested, the Company has expanded the disclosure in its shareholder letter to clarify that the merger consideration per share is subject to decrease under certain circumstances. In addition, and as requested, the disclosure appearing on page 2 in the summary contained in the Revised Preliminary Proxy Statement has also been revised to provide additional detail regarding the possibility that the merger consideration may be less than $4.00 per share, and similar revisions have been made, as appropriate, in the remainder of the Revised Preliminary Proxy Statement (see pages 12, 13, 39 and 40 thereof).
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     Enclosed please find a letter from the Company which provides the three acknowledgements requested from the Company in the Comment Letter.
     The Company believes that the responses set forth above are fully responsive to the Commission’s comments but remains available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures. Please feel free to call me directly at (612) 340–7802, or, in my absence, Shawna Anderson at (612) 752–7309.

Sincerely,
/s/ Timothy S. Hearn
Timothy S. Hearn

cc:	Michael D. Dale, Chief Executive Officer, ATS Medical, Inc. Michael R. Kramer, Chief Financial Officer, ATS Medical, Inc.